December 17, 2020

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	ToughBuilt Industries, Inc.
Registration Statement on Form S-3 (Registration No. 333-251185) -
Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), solely acting as sales agent on a best efforts basis in an “at the market” offering pursuant to a prospectus supplement included in the registration statement on Form S-3 (333-251185) (the “Prospectus Supplement”), hereby concurs in the request by ToughBuilt Industries, Inc. that the effective date of the above-referenced registration statement be accelerated to 4:00 P.M. (Eastern Time), or as soon as practicable thereafter, on December 17, 2020, pursuant to Rule 461 under the Securities Act. Wainwright affirms that it is aware of its obligations under the Securities Act as they pertain to the “at the market” offering pursuant to the Prospectus Supplement.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Edward D. Silvera
Name:	Edward D. Silvera
Title:	Chief Operating Officer